FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Vests 100% Interest at Rob – Drilling Continues to Extend Pogo-Style Veins

August 12, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has now vested with a 100% interest in the underlying long term lease at its Rob property.  The Company is also pleased to announce that its initial mapping and geophysics have identified new prospective targets on the property, and that the initial step-out drill holes at Grey Lead are continuing to extend the vein intersected in last year’s program (which returned true width intervals as high as 4 m grading 29 g/t and 4.1 m grading 20.1 g/t) and are intersecting what appear to be stacked quartz veins, similar to those currently being mined at Pogo, for the first time in this area.

To earn its 100% interest in the lease on the property, Freegold was required to expend a minimum of US $1 million on the property prior to December 31, 2008.  Freegold has achieved this minimum level, and has made the final 500,000 share issuance to an underlying vendor, and now holds a 100% interest in the long term lease on the property, subject to ongoing advance minimum royalty payments, and net smelter royalties which aggregate 3% at current gold prices.

Freegold commenced its mapping and reconnaissance work on the property in May in the Grey Lead, Grizzly and Michigan prospect areas, and confirmed the presence of multiple quartz veins in each of these target areas.  Mapping west of the Grey Lead vein found multiple occurrences of quartz rubble outcroppings suggesting the presence of multiple veins in the Grey Lead hanging wall.  During this reconnaissance work, grab sampling at the Hilltop prospect (600 feet southeast of the Grey Lead saddle and on another similar northeast oriented structure) returned 18.7 g/tonne, with elevated levels of bismuth and tellurium similar to those seen in the eight drill holes that intersected the Grey Lead vein in the 2007 drill program.

IP/resistivity surveys started on the property in late July.  Initial surveys were conducted in the Grey Lead and Hilltop areas where a number of anomalous zones were located. IP/resistivity is presently in progress at the Michigan prospect where previous prospecting and sampling identified a large stock-work vein system over an approximate 3,500 foot by 2,500 foot area which has returned surface grab samples as high as 699, 175 and 121 g/tonne gold.  The final area to be surveyed will be the Wolverine prospect, where previous Freegold soil sampling returned the highest gold in soil anomalies on the property.

Freegold’s first core hole of the 2008 season, hole 18, was located 100 feet to the south of holes 7 and 8 drilled last year from one pad located 150 feet to the south of the second pad which contained holes 12 to 17.  Hole 18 was drilled at an angle of -45 degrees towards the approximately -60 degree dipping vein, and intersected approximately 8 feet of sulphide bearing quartz vein in a sericite altered granodiorite.  Multiple mineral grains of what is believed to be fine-grained visible gold were seen within the interval.

Hole 19 was collared from the same pad and drilled at an angle of -75 degrees.  This hole encountered two thin sulfide bearing quartz veins (+1 foot) before intercepting two thicker quartz veins (8 and 23 feet) that appear identical to those encountered in the 2007 drilling.  One additional 2.4 foot wide suphide bearing vein was encountered further down the hole at a depth of 133 feet.

The third hole 20, was also collared from the same drill pad and is a vertical hole.  This hole is still being drilled and has intercepted three quartz veins of approximately 1, 8 and 6 feet thickness beginning at hole depths of 34.2, 48.6 and 77.8 feet respectively, with quartz stockwork veining encountered in the footwall of each quartz vein.  These stacked quartz veins were encountered at shallower depths than expected from the previous two holes, suggesting that the veins are flattening to the west, or that faulting has upthrown the rocks to the west of where the veins were intersected in hole 19.   Assays from these three holes are pending.

Following the completion of hole 20, the drill will be moved 100 feet to the north of the 2007 pad which drilled holes 12 to 17, to test the northern extension of the vein system.  Should these holes continue to intersect the veins, then the known strike of the Grey Lead vein system will be extended to nearly 900 feet (350 feet traced through drilling, with an additional 530 feet of inferred strike length from the location of holes 18 to 20 to the Grey Lead portal to the south, which provided access to previous small scale underground development on vein. )

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successful identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discovery new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.   Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale property, where the Company has entered into an exploration agreement with option to lease which contains the previously identified Vinasale gold deposit.

On behalf of the Board of Directors

For further information:

Mark Feeney – Investor Relations

“Steve Manz”

1.604.786.2587

Steve Manz, President and C.E.O.

mfeeney@freegoldventures.com

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the loan facilities will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107

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